UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 2026

Commission File Number 001-16125

ASE Technology Holding Co., Ltd.

(Translation of registrant’s name into English)

26, Chin 3rd Road

Kaohsiung, Taiwan

Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TECHNOLOGY HOLDING CO., LTD.

Date: February 5, 2026	By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer

Fourth Quarter 2025 Earnings Release 5 February, 2026 ASE Technology Holding

Safe Harbor Notice This presentation contains "forward - looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Although these forward - looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward - looking statements, which apply only as of the date of this presentation. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify these forward - looking statements in this presentation. These forward - looking statements are necessarily estimates reflecting the best judgment of our senior management and our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied by the forward - looking statements for reasons including, among others, risks associated with cyclicality and market conditions in the semiconductor or electronic industry; changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities; demand for the outsourced semiconductor packaging, testing and electronic manufacturing services we offer and for such outsourced services generally; the highly competitive semiconductor or manufacturing industry we are involved in; our ability to introduce new technologies in order to remain competitive; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; general economic and political conditions; the recent shift in United States trade policies; possible disruptions in commercial activities caused by natural or human - induced disasters; fluctuations in foreign currency exchange rates; and other factors. The announced results of the full year of 2025 are preliminary and subject to audit adjustments. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including the 2024 Annual Report on Form 20 - F filed on March 27, 2025. 2

Market Dynamics and Positioning  Mega Trend and Future Opportunities  AI supercycle continues  Physical layers via edge applications  Mainstream business recovery  ASE and the Taiwan Cluster  Leadership in manufacturing  AI key driver is system optimization, Taiwan has the full supply chain  Cluster efficiency in infrastructure development and resource planning  ASE’s Taiwan Plus One  Overseas investment to capture future physical AI opportunities

2025 Recap (in US dollar terms)  Consolidated revenue grew 12% YoY in 2025, with ATM revenue up 23% YoY led by LEAP services and testing business.  LEAP services reached US$1.6 billion, accounting for 13% of ATM revenue, up from US$0.6 billion in 2024 or 6% of ATM revenue. General segment grew 13% YoY.  Testing business grew 36% YoY in 2025 supported by expanding turnkey and leading - edge test.  Machinery capex totaled US$3.4 billion, whereas buildings, facilities and automation capex was US$2.1 billion in 2025, mainly driven by LEAP services and testing investments.

2026 Outlook (in US dollar terms)  Expect revenue uptrend to continue into 2026 and beyond, driven by leading - edge solutions and broad - based semiconductor demand related to AI proliferation and general market recovery.  For ATM business, LEAP services to double from US$1.6 billion to US$3.2 billion, with roughly 75% from packaging and 25% from testing.  General segment continues to grow at a similar pace as last year. Overall ATM revenue to outperform the logic semiconductor market.  Stepping up capital expenditure, with investment in R&D, human capital, advanced capacity, and smart factory infrastructure to support the multi - year growth.

Consolidated Statements of Income Quarterly Comparison (Unaudited) 6 (NT$ million) Q4 / 2025 % Q3 / 2025 % Q4 / 2024 % QoQ YoY Net Revenues: ATM 108,666 61.1% 99,393 59.0% 87,208 53.7% 9% 25% EMS 68,555 38.5% 68,405 40.6% 74,243 45.8% 0% -8% Others 694 0.4% 771 0.4% 813 0.5% -10% -15% Total Net Revenues 177,915 100.0% 168,569 100.0% 162,264 100.0% 6% 10% Gross Profit 34,736 19.5% 28,877 17.1% 26,631 16.4% 20% 30% Operating Income (Loss) 17,690 9.9% 13,201 7.8% 11,211 6.9% 34% 58% Pretax Income (Loss) 18,260 10.3% 13,976 8.3% 11,441 7.1% 31% 60% Income Tax Benefit (Expense) (3,248) -1.8% (2,615) -1.6% (1,862) -1.1% Non-controlling Interests (299) -0.2% (491) -0.3% (267) -0.2% Net Income Attributable to Shareholders of the Parent 14,713 8.3% 10,870 6.4% 9,312 5.7% 35% 58% Basic EPS(NT$) 3.37 2.50 2.15 35% 57% Diluted EPS(NT$) 3.24 2.41 2.07 34% 57% Additional Commentary From Management: Gross Profit excl. PPA expenses 35,243 19.8% 29,392 17.4% 27,274 16.8% 20% 29% Operating Income excl. PPA expenses 18,461 10.4% 13,979 8.3% 12,117 7.5% 32% 52% Net income attributable to shareholders of the parent excl. PPA expenses 15,468 8.7% 11,629 6.9% 10,187 6.3% 33% 52% Basic EPS(NT$) excl. PPA expenses 3.55 2.68 2.36 33% 50%

Consolidated Statements of Income Yearly Comparison (unaudited) (NT$ million) FY / 2025 % FY / 2024 % YoYNet Revenues: ATM 385,314 59.7% 321,291 54.0% 20% EMS 257,193 39.9% 271,293 45.5% -5% Others 2,881 0.4% 2,826 0.5% 2% Total Net Revenues 645,388 100.0% 595,410 100.0% 8% Gross Profit 114,193 17.7% 96,932 16.3% 18% Operating Income (Loss) 50,756 7.9% 39,167 6.6% 30% Pretax Income (Loss) 51,301 8.0% 41,684 7.0% 23% Income Tax Benefit (Expense) (9,461) -1.5% (7,758) -1.3% Non-controlling Interest (1,182) -0.2% (1,443) -0.2% Net Income Attributable to Shareholders of the Parent 40,658 6.3% 32,483 5.5% 25% Basic EPS 9.37 7.52 25% Diluted EPS 8.89 7.23 23% Additional Commentary From Management 1 : Gross Profit excl. PPA expenses 116,293 18.0% 100,423 16.9% 16% Operating Income excl. PPA expenses 53,904 8.4% 43,710 7.3% 23% Net income attributable to shareholders of the parent excl. PPA expenses 43,737 6.8% 36,905 6.2% 19% Basic EPS excl. PPA expenses 10.07 8.54 18% 1 : We exclude depreciation, amortization, other expenses, and income tax benefit in connection with business combinations. Pl eas e refer to Appendix 1 for details. 7

Consolidated Operations (Unaudited) 8 72,862 76,676 84,545 87,208 85,606 91,648 99,393 108,666 59,326 62,853 74,871 74,243 61,860 58,374 68,405 68,555 15.7% 16.4% 16.5% 16.4% 16.8% 17.0% 17.1% 19.5% 5.6% 6.4% 7.2% 6.9% 6.5% 6.8% 7.8% 9.9% 0% 10% 20% 30% 0 30,000 60,000 90,000 120,000 150,000 180,000 Q1/24 Q2/24 Q3/24 Q4/24 Q1/25 Q2/25 Q3/25 Q4/25 NT$ million ATM Revenue EMS Revenue Other Revenue Gross Margin Operating Margin

ATM Statements of Income Quarterly Comparison (Unaudited) 9 (NT$ million) Q4 / 2025 % Q3 / 2025 % Q4 / 2024 % QoQ YoY Net Revenues: Packaging 87,397 79.7% 80,602 80.4% 71,342 80.7% 8% 23% Testing 20,863 19.0% 18,420 18.3% 15,713 17.8% 13% 33% Direct Material 1,352 1.2% 1,190 1.2% 1,233 1.4% 14% 10% Others 95 0.1% 77 0.1% 75 0.1% 23% 27% Total Net Revenues 109,707 100.0% 100,289 100.0% 88,363 100.0% 9% 24% Gross Profit 28,824 26.3% 22,697 22.6% 20,609 23.3% 27% 40% Operating Income (Loss) 16,081 14.7% 10,862 10.8% 9,435 10.7% 48% 70% Additional Commentary From Management: Gross Profit excl. PPA expenses 29,315 26.7% 23,187 23.1% 21,213 24.0% 26% 38% Operating Income excl. PPA expenses 16,822 15.3% 11,602 11.6% 10,289 11.6% 45% 63%

ATM Statements of Income Yearly Comparison (unaudited) (NT$ million) FY / 2025 % FY / 2024 % YoYNet Revenues: Packaging 311,799 80.1% 265,858 81.6% 17% Testing 71,900 18.5% 54,562 16.7% 32% Direct Material 5,191 1.3% 5,130 1.5% 1% Others 338 0.1% 325 0.1% 4% Total Net Revenues 389,228 100.0% 325,875 100.0% 19% Gross Profit 91,380 23.5% 73,163 22.5% 25% Operating Income (Loss) 44,095 11.3% 31,986 9.8% 38% Additional Commentary From Management 1 : Gross Profit excl. PPA expenses 93,389 24.0% 76,453 23.5% 22% Operating Profit excl. PPA expenses 47,104 12.1% 36,276 11.1% 30% 10 1 : We exclude depreciation, amortization, other expenses, and income tax benefit in connection with business combinations. Pl eas e refer to Appendix 1 for details.

ATM Operations (Unaudited) 11 15,557 17,201 19,795 20,609 19,611 20,248 22,697 28,824 73,908 77,813 85,790 88,363 86,668 92,565 100,289 109,707 21.0% 22.1% 23.1% 23.3% 22.6% 21.9% 22.6% 26.3% 0% 10% 20% 30% 40% 0 20,000 40,000 60,000 80,000 100,000 120,000 Q1/24 Q2/24 Q3/24 Q4/24 Q1/25 Q2/25 Q3/25 Q4/25 NT$ million Gross Profit Gross Margin Revenue

ATM Revenues by Application (Unaudited) 12 52% 49% 50% 53% 48% 46% 45% 45% 18% 19% 18% 17% 22% 24% 25% 25% 30% 32% 32% 30% 30% 30% 30% 30% 0% 20% 40% 60% 80% 100% Q1/24 Q2/24 Q3/24 Q4/24 Q1/25 Q2/25 Q3/25 Q4/25 Communication Computing Automotive, Consumer & Others

ATM Revenues by Type

(Unaudited)



100%
80%
60%
40%
20%
0%
Q1/24
Q2/24
Q3/24
Q4/24
Q1/25
Q2/25
Q3/25
Q4/25
Material
Testing
Others
Wirebonding
Bump/FC/WLP /SiP

	Q1/24	Q2/24	Q3/24	Q4/24	Q1/25	Q2/25	Q3/25	Q4/25
Material	2%	2%	2%	1%	2%	2%	2%	1%
Testing	16%	16%	16%	18%	18%	18%	18%	19%
Others	9%	7%	8%	7%	6%	5%	6%	7%
Wirebonding	30%	31%	29%	27%	28%	28%	26%	24%
Bump/FC/WLP/SiP	43%	44%	45%	47%	46%	47%	48%	49%

13

EMS Operations Quarterly/Yearly Comparison (unaudited) (NT$ million) Q4 / 2025 % Q3 / 2025 % Q4 / 2024 % QoQ YoY EMS Net Revenues 68,991 100.0% 69,022 100.0% 74,895 100.0% 0% -8% Gross Profit 6,239 9.0% 6,379 9.2% 6,182 8.3% -2% 1% Operating Income (Loss) 1,959 2.8% 2,541 3.7% 1,986 2.7% -23% -1% (NT$ million) FY / 2025 % FY / 2024 % YoY EMS Net Revenues 259,079 100.0% 272,550 100.0% -5% Gross Profit 23,695 9.1% 24,415 9.0% -3% Operating Income (Loss) 7,622 2.9% 7,990 2.9% -5% 14

EMS Operations Quarterly Revenues by Application (unaudited) 15 34% 33% 34% 37% 33% 33% 30% 30% 12% 11% 9% 9% 10% 10% 9% 11% 27% 29% 36% 33% 33% 32% 40% 36% 12% 13% 11% 11% 12% 14% 12% 13% 12% 11% 9% 8% 10% 9% 7% 8% 3% 3% 1% 2% 2% 2% 2% 2% 0% 20% 40% 60% 80% 100% Q1/24 Q2/24 Q3/24 Q4/24 Q1/25 Q2/25 Q3/25 Q4/25 Communication Computing Consumer Industrial Automotive Others

Key Balance Sheet Items & Indices (Unaudited) 16 *: EBITDA stands for net income or loss before interest, taxes, depreciation, amortization, impairment and investment gain or lo ss as well as other items. (NT$ million) Dec. 31, 2025 Sept. 30, 2025 Cash and cash equivalent $92,469 $75,142 Financial assets - current 9,514 8,270 Financial assets - non current & investments - equity method 45,677 41,678 Property, plant & equipment 421,115 397,195 Total assets 889,333 842,644 Short-term loans & short-term bills payable 43,328 59,976 Current portion of bonds payable 3,500 3,499 Current portion of long-term loans 3,188 4,338 Bonds payable 11,468 17,370 Long-term loans & long-term bills payable 202,613 201,577 Total interest bearing debts 272,945 295,682 Total liabilities 515,966 503,091 Total equity (Including non-controlling interest) 373,367 339,553 Quarterly EBITDA* 38,344 32,613 2025 Full Year EBITDA 126,011 Current ratio 1.28 1.13 Net debt to equity ratio 0.46 0.63

Equipment Capital Expenditures vs. EBITDA (Unaudited) 17 228 406 603 640 892 992 779 733 765 811 888 895 843 879 1,095 1,242 0 200 400 600 800 1,000 1,200 1,400 Q1/24 Q2/24 Q3/24 Q4/24 Q1/25 Q2/25 Q3/25 Q4/25 US$ million Capex EBITDA

First Quarter 2026 Outlook (1/2) Based on our current business outlook and exchange rate assumptions of 1 US dollar to 31 .4 NT dollars (versus 30.9 in 4 th quarter 2025) , management projects overall performance for the first quarter of 2026 to be as follows:  Consolidated • In NT dollar terms, our consolidated 1st quarter revenue should decline by 5 to 7 percent quarter over quarter; • Our consolidated 1st quarter gross margin should decline by 50 to 100 basis points quarter over quarter; • Our consolidated 1st quarter operating margin should decline by 100 to 150 basis points quarter over quarter. 18

First Quarter 2026 Outlook (2/2)  ATM • In NT dollar terms, our ATM 1st quarter revenue should decline by low to mid single digits quarter over quarter; • Our ATM 1st quarter gross margin should be between 24% to 25%.  EMS • In NT dollar terms, our EMS 1st quarter revenue and operating margin should be similar with 1st quarter 2025 levels. 19 Based on our current business outlook and exchange rate assumptions of 1 US dollar to 31 .4 NT dollars (versus 30.9 in 4 th quarter 2025) , management projects overall performance for the first quarter of 2026 to be as follows:

Thank you

Appendix 1

Consolidated Statements of Comprehensive Income

(Unaudited)

(NT$ thousand)	Q1/ 2025[1&2]	Q2/ 2025[1&2]	Q3/ 2025[1&2]	Q4/ 2025[1&2]	FY/ 2025[1&2]
Revenues	148,153,262	150,750,323	168,568,888	177,915,165	645,387,638
COGS	123,260,526	125,062,803	139,692,147	143,179,289	531,194,765
PPA under COGS	557,027	520,681	515,185	507,347	2,100,240
Gross profit	24,892,736	25,687,520	28,876,741	34,735,876	114,192,873
Gross profit excl. PPA	25,449,763	26,208,201	29,391,926	35,243,223	116,293,113
OPEX	15,221,435	15,494,438	15,676,044	17,045,424	63,437,341
PPA under OPEX	262,652	260,038	262,807	262,837	1,048,334
Operating income	9,671,301	10,193,082	13,200,697	17,690,452	50,755,532
Operating income excl. PPA	10,490,980	10,973,801	13,978,689	18,460,636	53,904,106
Non Op gain/(loss)	138,628	(938,600)	775,540	569,727	545,295
PPA under Non Op gain/ (loss)	61	959	155	227	1,402
Non Op gain/ (loss) excl. PPA	138,689	(937,641)	775,695	569,954	546,697
Pretax income	9,809,929	9,254,483	13,976,238	18,260,179	51,300,827
PPA under Pretax income	819,740	781,678	778,147	770,411	3,149,976
Pretax income excl. PPA	10,629,669	10,036,161	14,754,385	19,030,590	54,450,805
Tax expenses	2,021,624	1,575,805	2,615,170	3,247,695	9,460,294
PPA under Tax expense	(12,964)	(9,337)	(10,837)	(10,255)	(43,393)
Tax expense excl. PPA	2,034,588	1,585,142	2,626,007	3,257,950	9,503,687
Non-controlling interests	234,472	157,593	491,305	298,969	1,182,339
PPA under Non-controlling interests	8,408	5,811	8,129	5,111	27,459
Non-controlling interests excl. PPA	242,880	163,404	499,434	304,080	1,209,798
Net income attributable to shareholders of the parent	7,553,833	7,521,085	10,869,763	14,713,515	40,658,196
PPA expenses under Net income attributable to shareholders of the parent	798,368	766,530	759,181	755,045	3,079,124
Net income attributable to shareholders of the parent excl. PPA	8,352,201	8,287,615	11,628,944	15,468,560	43,737,320
Total PPA expenses	806,776	772,341	767,310	760,156	3,106,583
Basic EPS (NT$)	1.75	1.74	2.50	3.37	9.37
Basic EPS (NT$) excl. PPA	1.93	1.91	2.68	3.55	10.07
Diluted EPS (NT$)	1.64	1.70	2.41	3.24	8.89
Diluted EPS (NT$) excl. PPA	1.82	1.88	2.58	3.41	9.59

[1]: PPA expenses are the P&L impacts from the accounting treatment of purchase price allocation in relation to the ASE/SPIL and ASE/Infineon transaction, which resulted in increased asset values from purchase price premiums in inventory, PP&E, intangibles, right-of-use assets, other assets, and deferred tax liability. The PPA expenses excluded are related to depreciation, amortization, other expenses, and income tax benefit $0.77bn in 1Q25, $0.75bn in 2Q25, $0.74bn in both 3Q25 and 4Q25, and $3.00bn in 2005.

[2]: PPA expenses are the P&L impacts from the accounting treatment of purchase price allocation in relation to the USI/Asteelflash and USI/Hirschmann transaction, which resulted in increased asset and liability values from purchase price premiums in inventory, PP&E, intangibles, right-of-use assets and deferred tax liability. The PPA expenses excluded are related to depreciation, amortization, other expenses and income tax benefit $0.04bn in 1Q25, $0.02bn in both 2Q25 and 4Q25, $0.03bn in 3Q25, and $0.11bn in 2025.

21